Exhibit 99(4)(h)
Guaranteed Lifetime Withdrawal Benefit
Joint Life
This rider is part of your contract. It is subject to the contract terms. If the terms of this rider and the contract differ, this rider controls.
The Rider Date is the date that this rider becomes effective. If the rider is issued at the same time as your contract, the Rider Date is the Contract Date shown on Page 3 of the contract. If it is issued after your contract, this rider becomes effective on the Rider Date (the subsequent anniversary of the Contract Date selected).
The rider provides, subject to certain conditions, a guaranteed amount that can be withdrawn each Contract Year, regardless of Contract Value, until the rider’s termination. The Guaranteed Lifetime Withdrawal Benefit will be paid, even if receipt of the benefit would reduce the Contract Value below the minimum required to keep the contract in effect, as stated in the contract.
The rider further provides a death benefit.
Rider Definitions
Charge Freeze Period is the period we guarantee that the Rider Charge Rate will not increase above the Base Rider Charge Rate.
Base Rider Charge Rate is the rate shown on the Specification Page applicable to all Contract Years after the first Contract Year, unless the Rider Charge Rate has been increased pursuant to the Charge for Rider provision.
The Guaranteed Lifetime Withdrawal Benefit Base (or “GLWB Base”) is the value that is used to determine the Maximum Annual Withdrawal.
The Lifetime Withdrawal Age is the age on or after which a withdrawal will trigger the beginning of the Lifetime Withdrawal Period as shown on the Specification Page.
The Maximum Annual Withdrawal (or “MAW”) is the maximum amount that can be withdrawn in any Contract Year of the Lifetime Withdrawal Period without affecting the annual withdrawal guarantees in future Contract Years or the GLWB Base.
An Annual Step-up is an increase in the GLWB Base to the then current Contract Value on an anniversary of the Rider Date. The GLWB Base will continue to be eligible to increase due to an Annual Step-up on each anniversary of the Rider Date until an Annual Step-up is declined pursuant to the Charge for Rider provision.
Participating Spouses are the people upon whose life and age the rider benefits are calculated. This rider requires that there be two and only two Participating Spouses on the Rider Date and that they be legally married to each other. The rider further requires that on the Rider Date either (a) the two Participating Spouses are Joint Owners (or beneficial Owners) and the Annuitant is one of the Participating Spouses or (b) one Participating Spouse is an Owner (or beneficial Owner) and Annuitant and the other is the sole Beneficiary. A Participating Spouse only retains such status while he/she is alive and legally married to the other. An Owner who gives up ownership can only maintain the Status of a Participating Spouse if such Owner is or immediately becomes, the sole Beneficiary; likewise, a sole Beneficiary who loses that

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designation can only maintain the Status of a Participating Spouse if such sole Beneficiary is or immediately becomes, an Owner. Once a person loses his/her status as a Participating Spouse, it can never be regained. Likewise, no person can become a Participating Spouse after the Rider Date. A sole Owner may remove a sole Beneficiary from Participating Spouse Status by giving Notice to us. If one Participating Spouse is the sole Owner and the Participating Spouses divorce, the non-owner spouse will cease to be a Participating Spouse. If the Participating Spouses are joint owners and they divorce, the non-Annuitant will cease to be a Participating Spouse.
The Annual Credit Period is the period during which the Annual Credit GLWB Base is calculated. The initial Annual Credit Period is the period of time from the Rider Date to the [tenth] anniversary of the Rider Date. If the GLWB Base is increased due to an Annual Step-up, then a new Annual Credit Period is established on the date the GLWB Base is increased and ending on the [tenth] anniversary of such date.
Annual Credit Anniversary is any date during the Annual Credit Period that shares the same month and day as the date on which the Annual Credit Period began (provided that if the Annual Credit Period began on February 29th, the Annual Credit Anniversary in years that do not have a February 29th would be February 28th).
The Annual Credit Calculation Base is the amount to which the GLWB Annual Credit Rate is applied in calculating the Annual Credit GLWB Base. At the beginning of the Annual Credit Period, the Annual Credit Calculation Base is set equal to the GLWB Base. The value of the Annual Credit Calculation Base will remain the same for the duration of the Annual Credit Period with the following exceptions:
(1)	If a purchase payment is made to the contract, the Annual Credit Calculation Base will be increased at that time by the amount of the purchase payment.

(2)	If the GLWB Base is adjusted due to an Excess Withdrawal, the Annual Credit Calculation Base will be set equal at that time to the lesser of the then current Annual Credit Calculation Base or the GLWB Base after such adjustment.
A Qualified Contract is a contract issued in compliance with Code sections 401, 403, 408 or 408A or any comparable Code sections in effect or hereafter enacted.
The Specification Page is Page 4 of the contract if this rider was issued with the contract, or the Amendment attached to this rider if the rider was subsequently added after the Contract Date.
Calculation of Guaranteed Lifetime Withdrawal Benefit Base
If this rider is issued at the same time as your contract, the initial GLWB Base is the initial Net Purchase Payment (excluding any extra credits, if applicable). If this rider is added to the contract on a subsequent anniversary of the Contract Date, the initial GLWB Base is the Contract Value on the Rider Date.
Thereafter, the GLWB Base is calculated as the greater of the Step-up GLWB Base or the Annual Credit GLWB Base, adjusted for the Deferral Credit, if any, except as provided under the Excess Withdrawals provision below.
Step-up GLWB Base
The initial Step-up GLWB Base is equal to the initial GLWB Base. Thereafter, the Step-up GLWB Base is determined as follows:
(1)	(i) On each day that is not the anniversary of the Rider Date or (ii) on or after any anniversary of the Rider Date if an Annual Step-up is or has ever been declined, the Step-up GLWB Base equals (a) + (b) where:
(a)	is the GLWB Base on the previous day; and

(b)	is the amount of any Net Purchase Payments (excluding any extra credits, if applicable) credited on that day.

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(2)	On each anniversary of the Rider Date unless an Annual Step-up is, or was, declined, the Step-up GLWB Base equals the greater of ((a) or (b)) + (c) where:
(a)	is the GLWB Base on the previous day;

(b)	is the then current Contract Value, excluding any Net Purchase Payments (excluding any extra credits, if applicable) credited on such anniversary of the Rider Date; and

(c)	is any Net Purchase Payments (excluding any extra credits, if applicable) credited on such anniversary of the Rider Date.
Annual Credit GLWB Base
The Annual Credit GLWB Base is only calculated on an anniversary of the Rider Date (the Annual Credit Anniversary). The Annual Credit GLWB Base at the beginning of any Annual Credit Period is equal to the GLWB Base at the beginning of such period. Thereafter, the Annual Credit GLWB Base is determined as follows:
(1)	On any Annual Credit Anniversary, provided that no withdrawals have occurred during the twelve month period that began with the previous Annual Credit Anniversary, the Annual Credit GLWB Base equals (a) + (b) + (c) where:
(a)	is the GLWB Base on the prior Annual Credit Anniversary;

(b)	is the Annual Credit Calculation Base multiplied by the GLWB Annual Credit Rate shown on the Specification Page; and

(c)	is the amount of any Net Purchase Payments (excluding any extra credits, if applicable) during the prior Contract Year.
(2)	Except as provided in (1) above, on any other anniversary of the Rider Date, the Annual Credit GLWB Base is equal to zero.
Deferral Credit
If no withdrawals are taken in the first [10] Contract Years that the rider is in effect, we will increase the GLWB Base on the [tenth] anniversary of the Rider Date by the difference between (1) and (2), if greater where:
(1)	is (a) x (b) + (c) where:
(a)	is the initial GLWB Base plus the total of all subsequent Net Purchase Payments made up to and including the [first] anniversary of the Rider Date;

(b)	is the Deferral Guarantee Percentage shown on the Specification Page; and

(c)	is the total of all Net Purchase Payments made after the [first] anniversary of the Rider Date and prior to the [tenth] anniversary of the Rider Date; and
(2)	is the GLWB Base at that time calculated without regard to (1) above.
Lifetime Withdrawal Period
The first withdrawal made after the Rider Date that is on or following the date that the youngest Participating Spouse reaches the Lifetime Withdrawal Age will trigger the beginning of the Lifetime Withdrawal Period.

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On the day that the Lifetime Withdrawal Period begins, the initial MAW Rate will be set to the applicable MAW Rate shown on the Specification Page based on the age of the youngest Participating Spouse as of that day, and the MAW will be calculated as (a) x (b) where:
(a)	is the MAW Rate; and

(b)	is the GLWB Base on that day as determined pursuant to the Calculation of Guaranteed Lifetime Withdrawal Benefit Base provision.
Thereafter, during the remainder of the Lifetime Withdrawal Period, the MAW will be determined in accordance with the following rules:
(1)	On each anniversary of the Rider Date that the GLWB Base is increased to the then current Contract Value, the MAW Rate would be reset to the applicable MAW Rate based on the then current age of the youngest Participating Spouse on such anniversary of the Rider Date and the MAW will be recalculated to equal (a) x (b) where:
(a)	is the recalculated GLWB Base on that day; and

(b)	is the new MAW Rate.
(2)	On any other date that the GLWB Base is recalculated, the MAW will be reset to equal (a) x (b) where:
(a)	is the recalculated GLWB Base on that day; and

(b)	is the then existing MAW Rate.
As long as the total withdrawals during a Contract Year do not exceed the MAW, we will waive any Contingent Deferred Sales Charges that may otherwise have been assessed.
The rider continues in the Lifetime Withdrawal Period until the earlier of:
(1)	the date that the rider is terminated as described in the Termination of Rider provision; or

(2)	the date that the rider enters the Lifetime Annuity Period.
Excess Withdrawals
A withdrawal is deemed to be an Excess Withdrawal if it satisfies one of the following:
(1)	it is made prior to the youngest Participating Spouse reaching the Lifetime Withdrawal Age; or

(2)	it is made during the Lifetime Withdrawal Period and the total withdrawals for the Contract Year after this withdrawal is made exceed the MAW or the RMD, where applicable; however, only the excess of (a) total withdrawals for the Contract Year after this withdrawal is made over (b) the greater of (i) the total withdrawals for the Contract Year excluding this withdrawal or (ii) the MAW or the RMD, where applicable, is recognized as an Excess Withdrawal.
Any Excess Withdrawals taken will cause the GLWB Base to be adjusted on that day. The new GLWB Base will be set equal (a) x [ 1- (b)/(c) ] where:
(a)	is the GLWB Base immediately prior to the Excess Withdrawal;

(b)	is the amount of the Excess Withdrawal; and

(c)	is the Contract Value immediately before the Excess Withdrawal.
Any Excess Withdrawals taken will also cause the GLWB Death Benefit to be adjusted on that day. The new GLWB Death Benefit will be set equal to (a) x [1-(b)/(c)] where:
(a)	is the GLWB Death Benefit immediately prior to the Excess Withdrawal;

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(b)	is the amount of the Excess Withdrawal; and

(c)	is the Contract Value immediately before the Excess Withdrawal.
Required Minimum Distributions
This provision only applies if your contract is a Qualified Contract and is subject to minimum distribution requirements under the Required Minimum Distribution (RMD) Regulations under the Code. For purposes of applying the premiums of this rider, your RMD is based solely on this contract.
If you take a withdrawal from your contract while this rider is in force and after you attain age 70 1/2, such withdrawal will not be treated as an excess withdrawal as long as such withdrawal does not cause the total withdrawals to exceed the greater of your MAW during the Contract Year or your RMD for the calendar year. You must take your initial RMD by December 31 of the calendar year in which you attain age 70 1/2 or else the amount so withdrawn, for purposes of this rider, will count towards your RMD limitation for the calendar year in which it is actually taken.
If you die after beginning to receive your RMD, any withdrawals will continue to the Beneficiary for the remainder of that calendar year.
We reserve the right to modify or eliminate the RMD treatment for withdrawals if there is any change to the Internal Revenue Code or Internal Revenue Service (IRS) rules or regulations relating to Required Minimum Distributions, including the issuance of relevant IRS guidance. If we exercise this right to modify or eliminate the RMD treatment for withdrawals then any distribution in excess of your MAW will be an Excess Withdrawal.
Extended Annuitization
You may request a delay in the Annuity Payout Date as set forth in your contract to the anniversary of the Contract Date immediately following the Annuitant’s 95th birthday for purposes of this rider only. Any extension of the Annuity Payout Date for purposes of this rider only shall not affect the termination of, or extend, any death benefit in the contract or any other rider. You must provide us with Notice of such request prior to the Annuity Payout Date in the contract, provided that after the Annuitant reaches age 90 you must take the maximum guaranteed withdrawals allowable under this rider each Contract Year until the anniversary of the Contract Date immediately following the Annuitant’s 95th birthday. At the anniversary of the Contract Date, you will be required to annuitize the contract or terminate the contract and take any Contract Value therefrom.
The death benefit under this rider will continue until the anniversary of the Contract Date immediately following the Annuitant’s 95th birthday, if you elect to delay annuitization, as long as the contract remains in effect. Even if you have extended annuitization, you may, nevertheless, elect to annuitize or terminate the contract by Notice to us prior to the anniversary of the Contract Date immediately following the Annuitant’s 95th birthday.
Lifetime Annuity Period
When this rider enters the Lifetime Annuity Period, you will immediately receive a payment equal to the excess, if any, of the then current MAW over the total withdrawals already taken during the Contract Year, provided however, that if you are making systematic withdrawals, the payments will continue until the MAW for the Contract Year has been reached. In addition, you will begin receiving a lifetime annuity (the “MAW Annuity”) on the first day of the month following the first anniversary of the Contract Date in the Lifetime Annuity Period payable until the death of the last Participating Spouse, with monthly payments equal to one-twelfth of the then current MAW.
     This rider will enter the Lifetime Annuity Period on the earlier of:
(1)	the anniversary of the Contract Date immediately following the Annuitant’s 90th birthday or the Contract Date immediately following the Annuitant’s 95th birthday if you have requested and we have agreed to allow you to so extend annuitization, and you choose, in lieu of the Annuity Options provided in the contract, to receive the MAW Annuity; or

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(2)	the date that the Contract Value is reduced to zero (other than by an Excess Withdrawal).
If your Contract Value goes to zero other than because of an excess withdrawal before the Annuitant reaches the Lifetime Withdrawal Age, the Lifetime Annuity Period is deferred until the Annuitant reaches the Lifetime Withdrawal Age.
     Once the rider has entered the Lifetime Annuity Period, the terms of the contract will be adjusted as follows:
(1)	the contract will provide only the benefits provided in the rider;

(2)	all other riders attached to the contract will terminate; and

(3)	no additional purchase payments will be accepted.
Lump Sum Settlement Option
On the date the Contract Value is reduced to zero (other than by an Excess Withdrawal) while in the Lifetime Withdrawal Period, in lieu of entering the Lifetime Annuity Period, you may elect either an age-based or underwritten Lump Sum Settlement Option.
If there is only one Participating Spouse at the time that the Contract Value goes to zero, the age-based Lump Sum Settlement Option will be equal to the MAW at the time that the Contract Value goes to zero multiplied by the appropriate age-based factors in accordance with the following table:

Last Surviving Participating Spouse’s
Age Nearest Birthday	MAW Multiplier
60-64	6.7
65-69	5.7
70-74	4.7
75-79	3.7
80-84	2.7
85-89	2.0
90+	1.4
If there are two Participating Spouses at the time that the Contract Value goes to zero, the age-based Lump Sum Settlement Option will be equal to the MAW at the time that the Contract Value goes to zero multiplied by the appropriate age-based factors in accordance with the following table, based on the age of the youngest Participating Spouse:

Youngest Participating Spouse’s
Age Nearest Birthday	MAW Multiplier
60-64	8.4
65-69	7.5
70-74	6.5
75-79	5.2
80-84	4.0
85-89	2.9
90+	2.0

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The underwritten Lump Sum Settlement Option will be available to you if a licensed physician of your choosing (other than a Participating Spouse) attests that the youngest Participating Spouse is in good health and has a life expectancy that is in line with that of the average purchaser of annuity products at that age. The underwritten lump sum settlement amount shall be determined by us using our underwriting guidelines and rules, based on age and sex after taking into account the health information of the youngest Participating Spouse that is provided to us by the licensed physician on a form we have established specifically for this purpose. We reserve the right to obtain additional medical information to underwrite a request for an underwritten lump sum settlement.
Available Investment Options
While the rider is in force, your purchase payments and your Contract Value must be allocated to the Fixed Accumulation Account, if available, and/or in accordance with either Paragraph (1) or (2) below:
(1)	Your purchase payments and your Contract Value must be allocated to one of the available Asset Allocation Models (the “Models”) from those offered by us and approved for use with this rider. You may maintain funds in only one Model at any given time.

(2)	Your purchase payments and your Contract Value must be allocated in accordance with the following investment restrictions:
(a)	A percentage at least equal to the Category I Floor and no greater than the Category 1 Cap shown on the Specification Page must be allocated to any combination of subaccounts that we designate as Category I Subaccounts;

(b)	A percentage no greater than the Category II Cap shown on the Specification Page may be allocated to any combination of subaccounts that we designate as Category II Subaccounts;

(c)	A percentage no greater than the Category III Cap shown on the Specification Page may be allocated to any combination of subaccounts that we designate as Category III Subaccounts;

(d)	A percentage no greater than the Category IV Cap shown on the Specification Page may be allocated to any combination of subaccounts that we designate as Category IV Subaccounts.
Notwithstanding the above, your purchase payments may be allocated to a Dollar Cost Averaging (“DCA”) Account, if available, and then transferred to a Model selected by you under (1) above or the subaccounts under (2) above, subject to any restrictions on such transfers as set forth in your contract or any other applicable rider.
By Notice to us, you may modify your purchase payment allocations at any time as long as the new allocations continue to satisfy the investment restrictions in Paragraphs (1) or (2) above.
Any transfer request that results in moving Contract Value from one category to another must result in a Contract Value allocation that continues to meet the investment restrictions described above. A transfer request will not cause your allocation instructions for purchase payments and/or rebalancing of your contract to change, unless such request is accompanied by new instructions for allocating purchase payments and/or for rebalancing.
We will determine for each new variable subaccount the appropriate investment category to place it in. In addition, we reserve the right to change the category classification of any subaccount by written Notice. We reserve the right to make any change in the classification of a subaccount apply to future purchase payments or transfers.

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We may limit the availability of any Asset Allocation Model or any subaccount for use with this rider. If an existing subaccount becomes unavailable for the allocation of future purchase payments or Contract Value, you will need to provide us updated allocation instructions that comply with paragraph (2) above. If you fail to provide us with new instructions and your allocations of purchase payments or Contract Value violates the investment restrictions, your rider will be terminated. You may only be in one Asset Allocation Model at a time. Therefore, if an Asset Allocation Model to which your Contract Value is allocated becomes unavailable for the allocation of future purchase payments under the rider and you wish to make additional purchase payments, you will have to transfer your Contract Value to an Asset Allocation Model that is then available under this rider or transfer your entire Contract Value into subaccounts that comply with paragraph (2) above.
Transfers required after a variable subaccount or Model becomes unavailable for use with this rider, will not be assessed a transfer fee.
If you choose to allocate your purchase payments or Contract Value in accordance with Paragraph (2) above, while this rider is in effect, we will rebalance quarterly the amounts in each individual variable subaccount based on your rebalance instructions. Such rebalancing will occur on each three-month anniversary of the Rider Date. If a three-month anniversary of the Rider Date is not the last day of a Valuation Period, such rebalancing will occur at the end of that Valuation Period. Rebalancing will only occur on the three-month anniversaries of the Rider Date. Neither withdrawals from the contract nor transfers will result in a rebalancing on the date of such transaction.
If you choose to allocate your purchase payments or Contract Value to an Asset Allocation Model in accordance with Paragraph (1) above, at the end of each calendar quarter, variable account values allocated within each Model will be rebalanced to maintain the mix of investments in the proportions established for each Model.
Spousal Continuation
If your surviving Participating Spouse becomes the sole Owner of the contract upon your death, such surviving spouse shall become the new Annuitant for purposes of this benefit, subject to the following conditions:
If the Annuitant dies before the rider enters the Lifetime Withdrawal Period, the GLWB Base will be set equal to the greater of the Contract Value (after application of the Death Benefit Adjustment, if any) or the GLWB Base as of the earlier of 90 days after the Annuitant’s death or the date we receive proof of death. The surviving Participating Spouse will be eligible to enter the Lifetime Withdrawal Period when such surviving Participating Spouse reaches the Lifetime Withdrawal Age and the applicable MAW Rate will be based on the surviving Participating Spouse’s age when the Lifetime Withdrawal Period begins.
If the Annuitant dies after the rider enters the Lifetime Withdrawal Period, the GLWB Base will be set equal to the greater of the Contract Value (after application of the Death Benefit Adjustment, if any) or the GLWB Base as of the earlier of 90 days after the Annuitant’s death or the date we receive proof of death. If the GLWB Base is increased at your death to the then current Contract Value, the MAW Rate would be reset to the applicable MAW Rate based on the surviving Participating Spouse’s then current age and the MAW will be recalculated to equal (a) x (b) where:
(a)	is the recalculated GLWB Base on that day; and

(b)	is the new MAW Rate.
A Spousal Continuation will not affect the value of the RMD for the year of the Annuitant’s death. Other than in the case of a Spousal Continuation by a Participating Spouse, the rider will terminate upon your death, unless the rider is in the Lifetime Annuity Period and you are not the Annuitant, in which case the rider will continue until the death of the Annuitant.
Furthermore, other than in the case of a Spousal Continuation, there is no right to change the Annuitant under this rider or the contract.

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GLWB Death Benefit
While this rider is in effect, the Guaranteed Minimum Death Benefit Amount to the Beneficiary will be at least equal to the GLWB Death Benefit.
If this rider is issued at the same time as your contract, the initial GLWB Death Benefit is the initial Purchase Payment, (excluding any extra credits, if applicable). If this rider is added to the contract on a subsequent anniversary, the initial GLWB Death Benefit is the Contract Value on the Rider Date. Thereafter, except as provided under the Excess Withdrawal provision above, the GLWB Death Benefit equals (a) + (b) – (c) where:
(a)	is the GLWB Death Benefit on the previous day;

(b)	is the amount of any purchase payments (excluding any extra credits, if applicable) made on that day; and

(c)	is the dollar amount of any withdrawals made on that day that are not Excess Withdrawals.
If the GLWB Death Benefit is greater than zero when the rider enters the Lifetime Annuity Period and you elect to receive the MAW Annuity it will continue in force, but will be reduced by the dollar amount of each subsequent withdrawal or MAW Annuity payment.
In the case of a Spousal Continuation, the GLWB Death Benefit will be set equal to the Contract Value (after the application of any Death Benefit Adjustments) if greater than the then current GLWB Death Benefit. The GLWB Death Benefit will cease after the death of the Second Participating Spouse.
Charge for Rider
On each anniversary of the Rider Date that this rider is in effect, until it reaches the Lifetime Annuity Period, we will deduct from your Contract Value a Guaranteed Lifetime Withdrawal Benefit Rider charge for this rider equal to the product of the Rider Charge Rate and the GLWB Base.
The Rider Charge Rate is: (a) the applicable rate shown on the Specification Page if the rider was issued at the same time as the contract and the GLWB Base has not yet been increased as a result of an Annual Step-up pursuant to Calculation of Guaranteed Lifetime Withdrawal Benefit Base provision; (b) the applicable rate shown on the corresponding Amendment to your contract if the rider was issued after the Contract Date and the GLWB Base has not yet been increased as a result of an Annual Step-up; or (c) if greater, the rate declared by us at the time of an Annual Step-up. The charge increase at the time of an Annual Step-up will be no greater than the charge for new issues of this rider form in effect on the date of the Annual Step-up, if such rider form is then offered by us, and will never be more than the Maximum Annual Rider Charge Rate shown on the Specification Page. We also guarantee that the Rider Charge Rate will not increase during the Charge Freeze Period shown on the Specification Page. Furthermore, you may avoid a charge rate increase by declining the Annual Step-up in a form acceptable to us within 30 days of our Notice of a new declared Rider Charge Rate. However, if you do so, the Annual Step-ups will cease for the life of the rider.
The rider charge will be deducted from all investment portfolios on a pro rata basis in proportion to their percentage of the total Contract Value. However, charges will not be taken from amounts allocated to the Dollar Cost Averaging Account, while in the Dollar Cost Averaging Account.
In the event that the Annuitant dies, you surrender the contract, this rider is terminated due to violation of the investment restrictions or you elect to annuitize during any Contract Year, we reserve the right to prorate the annual charge for this rider that had not yet been assessed prior to the Annuitant’s death or the annuitization.
Addition of Rider
If we so designate, this rider may be added after the Contract Date. However, it may only be added on an anniversary of the Contract Date subject to any maximum Annuitant age we allow at that time.

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Termination of Rider
You may not cancel this rider, unless we otherwise agree. This rider will terminate upon: (a) the date the contract is terminated in accordance with its terms, unless otherwise provided in this rider, (b) the date of an Excess Withdrawal which reduces the Contract Value to zero, (c) the date on which funds are allocated in a manner that violates the investment restrictions, (d) the commencement of an Annuity Option other than the MAW Annuity, (e) the date of a lump sum settlement, or (f) the death of the Annuitant, except in the case of Spousal Continuation.
THE OHIO NATIONAL LIFE INSURANCE COMPANY

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